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[LOGO OF FIRST VARIABLE LIFE]

                         A stock life insurance company
                             Little Rock, Arkansas



                      ESTATE PROTECTOR DEATH BENEFIT RIDER



The Contract is amended as follows:

1.   The CHARGES AND DEDUCTIONS section includes the following:

The Company will deduct a charge for the Estate Protector Death Benefit. The charge is shown on the Contract Data Page. It is deducted:

 .    on each Contract Anniversary prior to the Annuity Date;
 .    on the Annuity Date; and
 .    upon surrender of the Contract

based on the Contract Value at that time.

The charge is taken from each Investment Option in the ratio that the Contract Value in an Investment Option bears to the total Contract Value. Other methods may be requested, but must be approved by the Company in advance. Accumulation Units credited to the Contract are cancelled when the charge is taken.

2.   The DEATH OF OWNER section includes the following:

Estate Protector Death Benefit. The Death Benefit prior to the Annuity Date is:
 .    the Death Benefit under this Contract without regard to the Estate
     Protector Death Benefit plus

 .    if the Owner is 60 years old or less on the Issue Date of the Contract, the
     Contract Value calculated as of the Death Benefit Date minus Purchase Payments, and that amount multiplied by 40%; or if the Owner is more than 60 years old but less than 80 years old on the Issue Date of the Contract, the Contract Value calculated as of the Death Benefit Date minus Purchase Payments, and that amount multiplied by 25%.

     In no event shall the Estate Protector Death Benefit decrease the Death Benefit.

The maximum benefit payable as a result of this rider shall not exceed the amount of net Purchase Payments.

Non-natural Owner. If the Owner is a non-natural person, the Annuitant will be considered the Owner for purposes of the Estate Protector Death Benefit.

Spousal Beneficiary. If the Beneficiary is the spouse of the Owner and elects to continue the Contract, the Contract Value remains unchanged and no determination of the Death Benefit is made at that time.

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TERMINATION OF RIDER: This Rider will end on the earliest of:

 .    the death of the Owner before the Annuity Date;

 .    a change of designation of Owner, unless the Company consents otherwise;

 .    the Annuity Date;

 .    termination of the Contract.


The Estate Protector Death Benefit charge stated on the Contract Data Page will be deducted when this Rider ends, unless termination is due to death of the Owner before the Annuity Date.


/s/ Jeffery K. Hoelzel                               /s/ John M. Soukup
     Secretary                                            President


                     First Variable Life Insurance Company
                             Little Rock, Arkansas


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